Exhibit 99.2 – Capitalisation and Indebtedness
The following table sets out the Barclays Bank Group’s capitalisation, indebtedness and contingent liabilities on a consolidated basis, in accordance with IFRS, as at 30 June 2024.

As at 30.06.24
('000)
Share Capital of Barclays Bank PLC
Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of U.S.$100 each	58
Preference shares - issued and fully paid shares of €100 each	32

£m
Group equity
Called up share capital and share premium	2,348
Other equity instruments	9,875
Other reserves	(1,387)
Retained earnings	48,274
Total equity	59,110
Group indebtedness
Subordinated liabilities	37,849
Debt securities in issue	43,078
Total indebtedness	80,927
Total capitalisation and indebtedness	140,037
Group contingent liabilities and commitments
Guarantees and letters of credit pledged as collateral security	17,272
Performance guarantees, acceptances and endorsements	9,553
Total contingent liabilities	26,825
Documentary credits and other short-term trade related transactions	2,489
Standby facilities, credit lines and other commitments	347,530
Total commitments	350,019

Barclays Bank PLC	70